

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05003132

February 12, 2005

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2005

Re: JPMorgan Chase & Co.

Dear Mr. Horan:

This is in regard to your letter dated February 9, 2005 concerning the shareholder proposal submitted by the Mercy Investment Program; the Sisters of Mercy Regional Community of Detroit Charitable Trust; the Sisters of Charity of Saint Elizabeth; the Maryknoll Sisters of St. Dominic, Inc.; the Maryknoll Fathers and Brothers; the Community of the Sisters of St. Dominic of Caldwell, New Jersey; and David Shohl for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 10, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Mercy Investment Program and co-proponents
c/o Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009



Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 10, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: Mercy Investment Program [1]

Ladies and Gentleman:

On behalf of JPMorgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "SEC") that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by Mercy Investment Program (the "Proponent"), by fax dated December 6, 2004 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

The Proposal requests that the Company develop policies enabling it to participate in the funding of microfinance groups and report to the shareholders on the Company's plans and progress by the 2006 Annual Meeting.

The Company intends to omit the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

Our 2005 Annual Meeting of Stockholders is scheduled to be held on May 17, 2005, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about

[1] This Proposal has been co-sponsored by: Sisters of Charity of Saint Elizabeth, Maryknoll Sisters of St. Dominic Inc., Maryknoll Fathers & Brothers, David Shohl, Sisters of St. Dominic of Caldwell NJ.

March 31, 2005. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Grounds for Omission

The Proposal Deals With Matters Relating To The Company's Ordinary Business Operations - Rule 14a-8(i)(7)

The Company believes that the Proposal, which seeks to have the Company participate in the funding of microfinance groups, clearly relates to the Company's ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7). The Division of Corporation Finance has stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal in question. Under this prong, certain tasks are so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Exchange Act Release No. 34-40018 (avail. May 21, 1998). The second consideration is whether the proposal in question seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Exchange Act Release No. 34-40018 (avail. May 21, 1998).

Because the Proposal seeks to have the Company participate in specified funding activities, it potentially imposes restrictions or stockholder oversight on the Company's everyday business decisions. The Company is a major international financial services institution and is engaged in the commercial banking and investment banking business. The determination of what types of financing transactions in which it engages is a fundamental part of the ordinary operations of the Company. The Company has comprehensive review and approval policies and procedures that it uses to determine the types of transactions and financings in which it will participate. The Company's day-to-day analysis of transactions and its ongoing establishment, implementation and review of its financing policies is fundamental to the core of its business. Yielding oversight over these everyday business operations to stockholders would infringe upon the tasks that are fundamental to management's ability to run the Company and would result in the micro-management of the Company by its stockholders.

In support of the Company's view that the underlying subject matter of the resolution should be held to relate to the Company's ordinary business operations, it is important to note that the Company participates in the funding of microfinance groups. In July 2004, the Company acted as placement agent and liquidity provider for the first global securitized loan transaction backed by microfinance loans. The microfinance loans are typically in the $500 to $1,000 range. The proceeds of the issue were lent to nine microfinance institutions in Bolivia,

Cambodia, Colombia, Ecuador, Nicaragua, Peru and Russia. In addition, the Company provides risk capital (as well as grants) to microfinance entrepreneurs through its Community Development Group, which offers a variety of debt products in conjunction with affiliates of ACCION International.

The Staff of the Division of Corporation Finance of the SEC (the "Staff") has consistently held that a company's banking policies and decisions raise issues within its ordinary business operations. See *Banc One Corporation* (avail. February 25, 1993) (holding that a company's "lending strategies" may be excluded as ordinary business); *BankAmerica Corporation* (avail. March 23, 1992) (holding that the implementation of policies and procedures relating to the lending activities of an issuer's commercial bank subsidiaries may be excluded as ordinary because it relates to "credit policies, loan underwriting and customer relations").

* * * * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: Mercy Investment Program
Jeremiah Thomas, Esq.
Sisters of Charity of Saint Elizabeth
Maryknoll Sisters of St. Dominic Inc.
Maryknoll Fathers & Brothers
David Shohl
Sisters of St. Dominic of Caldwell NJ

Exhibit A

MERCY INVESTMENT PROGRAM PROPOSAL

Attached hereto as separate PDF attachment

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax: 1-212-674-2542 ~ E-mail: heinonenv@juno.com

December 6, 2004

William B. Harrison, Jr. Chair and CEO
JPMorganChase
270 Park Avenue
New York, NY 10017

Dear Mr. Harrison:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board to develop policies that will enable JPMorganChase to fund microfinance groups through its use of capital markets and to report plans and achievements in this area, for inclusion in the 2005 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is sponsoring the resolution with others associated with the Interfaith Center on Corporate Responsibility.

We believe it is important to move from grant making to micro-finance lending. As Citigroup, Deutsch Bank and other financial entities have finally realized, there is a market in developing countries for mortgage and small business lending.

Mercy Investment Program is the beneficial owner of more than 100 shares of JPMorgan stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

Use of Capital Markets to Fund Microfinance

JPMorganChase - 2005

Whereas

2005 is the United Nations International Year of Microcredit, which will focus on two key challenges—meeting the unmet demand for basic financial services and removing the constraints that exclude people from fully participating in the financial sector.

We believe our corporation should be involved in the development of microcredit or microfinance as a means of strengthening emerging market economies and increasing the market for conventional banking among a larger group of customers in these countries.

Microfinance in emerging markets provides a route to bring large numbers of households, who are unbanked and in the alternative economy, into the mainstream economy through development of their skills as small capitalists.

An important route to the development of this microfinance is through the international capital markets, which can provide the funding for local microfinance groups. These local microfinance groups then provide the loans to the borrowers because they have intimate knowledge of the local market and of the enterprising borrowers who need to finance their small businesses.

- As examples, Citigroup with its Mexican subsidiary, Banamex, has underwritten and marketed the equivalent of $40 million in bonds issued for the Mexican microfinance group, Compartamos. Compartamos provides small loans to some 90,000 mostly rural women to finance their small businesses. It is believed that the development of these small businesses, which are now outside of the conventional economy, will help create a stronger Mexican economy and also, ultimately provide customers to Citibank's subsidiary Banamex. Citigroup also underwrote an issue for a Peruvian microfinance group and is seeking microfinance partners in other countries.

- Deutsche Bank is sponsoring a Global Commercial Microfinance Consortium, which will partner with local commercial banks to lend to microfinance groups. It currently is seeking investors to provide the funding.

- HSBC has just announced its intention to provide for microfinance in the Philippines.

- Finally, among developed countries, a number of the member countries of the European Union have provided the equivalent of $4.5 billion of microfinance to assist unemployed to start small businesses in an effort to stimulate their economies and relieve unemployment.

We believe not only that our corporation will find this financing profitable but also that the long term financial interests of our corporation will be enhanced.

Therefore be it resolved that the shareholders request the Board to develop policies that will enable JPMorganChase to participate in the funding of microfinance groups through its use of capital markets and to report to the shareholders by the time of the 2006 annual meeting on its plans and achievements in this area.

12/1/04



Anthony J. Horan
Corporate Secretary
Office of the Secretary

February 9, 2005

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(10): Mercy Investment Program [1]

Ladies and Gentlemen:

By notice dated January 10, 2005, the Commission was advised that JPMorgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2005 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by Mercy Investment Program (the Proponent) by fax dated December 6, 2004 (the Proposal). On January 27, 2005, the Proponent advised JPMC that they had withdrawn their Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

[1] This Proposal has been co-sponsored by: Sisters of Mercy of the Americas, Sisters of Charity of Saint Elizabeth, Maryknoll Sisters of St. Dominic Inc., Maryknoll Fathers & Brothers, David Shohl, Sisters of St. Dominic of Caldwell NJ.

JPMorgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@jpmchase.com

cc: Sisters of Mercy of the Americas
Sisters of Charity of Saint Elizabeth
Maryknoll Sisters of St. Dominic Inc.
Maryknoll Fathers & Brothers
David Shohl
Sisters of St. Dominic of Caldwell NJ
Jeremiah Thomas, Esq.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax: 1-212-674-2542 ~ E-mail: heinonenv@juno.com

January 26, 2005

William B. Harrison, Jr. Chair and CEO
JPMorganChase
270 Park Avenue
New York, NY 10017

Dear Mr. Harrison:

On behalf of the Mercy Investment Program, I withdraw the shareholder resolution, which asks the Board to develop policies that will enable JPMorganChase to fund microfinance groups through its use of capital markets for inclusion in the 2005 proxy statement. Mercy Investment Program sponsored the resolution with Adrian Dominican Sisters; Boston Common Asset Management; Maryknoll Fathers and Brothers; Maryknoll Sisters; Missionary Oblates of Mary Immaculate; School Sisters of Notre Dame Cooperative Investment Fund; Sisters of Charity of St. Elizabeth, NJ; Sisters of Mercy Regional Community of Detroit Charitable Trust and Sisters of St. Dominic of Caldwell, NJ, all associated with the Interfaith Center on Corporate Responsibility.

We joined in filing the resolution because we believe it is important to understand the role of JPMorganChase in micro-finance lending. Several of us have discussed where the business fits in the corporation's structure, process and progress on micro-finance lending with Citigroup, Deutsch Bank and the International Finance Corporation. We believe involvement in micro-finance lending by major international financial institutions brings a new dimension to lending in less-developed communities and countries. All of the investors named have experience in community economic development—experience gained at least since the 1960s. We are well aware of errors and expectations on the parts of borrowers and lenders and the need for lenders to have developed criteria for lending and evaluating impact.

We have arranged with James Berry and Anthony Horan to meet on February 15. We are looking forward to that discussion. We are withdrawing the resolution in good faith, with the expectation that we will gain an understanding of the policies and processes in place at JPMorganChase for micro-lending.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.

Sisters
of Mercy
of the
Americas
Regional Community
of Detroit

Phone (248) 476-8000 Fax (248) 476-4222 www.mercydetroit.org
29000 Eleven Mile Road Farmington Hills, MI 48336-1405

January 27, 2005

William B. Harrison, Jr. Chair and CEO
JPMorganChase
270 Park Avenue
New York, NY 10017

Dear Mr. Harrison:

On behalf of the Sisters of Mercy Regional Community of Detroit Charitable Trust, I withdraw the shareholder resolution, which asks the Board to develop policies that will enable JPMorganChase to fund micro-finance groups through its use of capital markets for inclusion in the 2005 proxy statement. The Sisters of Mercy sponsored the resolution with Mercy Investment Program and others associated with the Interfaith Center on Corporate Responsibility.

We joined in filing the resolution because we believe it is important to understand the role of JPMorganChase in micro-finance lending.

We have arranged with James Berry and Anthony Horan to meet on February 15. We are looking forward to that discussion. We are withdrawing the resolution in good faith, with the expectation that we will gain an understanding of the policies and processes in place at JPMorganChase for micro-lending.

Yours truly,

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, #10E
New York, NY 10009
Telephone and Fax: 1-212-674-2542
E-mail: heinonenv@juno.com


THE SISTERS OF CHARITY

January 31, 2005

Anthony J. Horan
Corporate Secretary
JP Morgan Chase
270 Park Avenue, Floor 35
New York, NY 10017-2070

Fax: 212-270-4240

Dear Mr. Horan,

Pursuant to agreement by JP Morgan Chase representatives to dialogue with shareholders on our Company's policies and programs in funding microfinance groups in emerging and developing markets, I am authorized to withdraw a shareholder resolution submitted with the Mercy Investment Program entitled, "Use of Capital Markets to Fund Microfinance, for consideration by the shareholders at the Annual Meeting on behalf of the Sisters of Charity of Saint Elizabeth.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

SBA/eg

cc: Valeria Heinonen, Mercy Investment Program



—MARYKNOLL—SISTERS

January 28, 2005

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

William B. Harrison, Jr. Chair and CEO
JP Morgan Chase
270 Park Avenue
New York, NY 10017

Dear Mr. Harrison:

On behalf of the Maryknoll Sisters of St. Dominic, Inc., I withdraw the shareholder resolution, submitted for inclusion in the Company's 2005 proxy statement, which asks the Board to develop policies that will enable JP Morgan Chase to fund microfinance groups through its use of capital markets. We filed this proposal along with its principal sponsor, Mercy Investment Program, and a number of other religious institutional investors who are members of the Interfaith Center on Corporate Responsibility.

Sister Valerie Heinonen has worked with James Berry and Anthony Horan to arrange a meeting to discuss microfinance issues on February 15. We are looking forward to that discussion. The proponents are withdrawing the resolution in good faith, with the expectation that we will gain an understanding of the policies and processes in place at JP Morgan Chase for microlending.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator


CORPORATE
SOCIAL
RESPONSIBILITY

MARYKNOLL FATHERS AND BROTHERS

PO Box 305 • Maryknoll, New York 10545-0305 • Tel. (914) 941-7636 ext 2516
Fax. (914) 944-3601 • E-mail: jlamar@maryknoll.org • www.maryknoll.org

January 30, 2005

William B. Harrison, Jr. Chair and CEO
JPMorganChase
270 Park Avenue
New York, NY 10017

Dear Mr. Harrison:

On behalf of the Maryknoll Fathers and Brothers, I withdraw the shareholder resolution, which asks the Board to develop policies that will enable JPMorganChase to fund microfinance groups through its use of capital markets for inclusion in the 2005 proxy statement.

We joined in filing the resolution because we believe it is important to understand the role of JPMorganChase in micro-finance lending. Several of us have discussed where the business fits in the corporation's structure, process and progress on micro-finance lending with Citigroup, Deutsch Bank and the International Finance Corporation. We believe involvement in micro-finance lending by major international financial institutions brings a new dimension to lending in less-developed communities and countries. All of the investors who have co-filed this resolution have experience in community economic development—experience gained at least since the 1960s. We are well aware of errors and expectations on the parts of borrowers and lenders and the need for lenders to have developed criteria for lending and evaluating impact.

We have arranged with James Berry and Anthony Horan to meet on February 15. We are looking forward to that discussion. We are withdrawing the resolution in good faith, with the expectation that we will gain an understanding of the policies and processes in place at JPMorganChase for micro-lending.

Yours truly,

(Rev.) Joseph P. La Mar, M.M.

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

February 3, 2005

January 26, 2005

William B. Harrison, Jr. Chair and CEO
JPMorganChase
270 Park Avenue
New York, NY 10017

Dear Mr. Harrison:

On behalf of the Community of the Sisters of St. Dominic of Caldwell, NJ, I withdraw the shareholder resolution, which asks the Board to develop policies that will enable JPMorganChase to fund microfinance groups through its use of capital markets for inclusion in the 2005 proxy statement.

We joined in filing the resolution because we believe it is important to understand the role of JPMorganChase in micro-finance lending. Several of us have discussed where the business fits in the corporation's structure, process and progress on micro-finance lending with Citigroup, Deutsch Bank and the International Finance Corporation. We believe involvement in micro-finance lending by major international financial institutions brings a new dimension to lending in less-developed communities and countries. We have experience in community economic development—experience gained at least since the 1960s. We are well aware of errors and expectations on the parts of borrowers and lenders and the need for lenders to have developed criteria for lending and evaluating impact.

We have arranged with James Berry and Anthony Horan to meet on February 15. We are looking forward to that discussion. We are withdrawing the resolution in good faith, with the expectation that we will gain an understanding of the policies and processes in place at JPMorganChase for micro-lending.

Yours truly,

Sr. Patricia A. Daly, OP
Corporate Responsibility Representative